UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

HILL INTERNATIONAL, INC.
(Name of Issuer)

Common stock, $.0001 par value
(Title of Class of Securities)

431466101
(CUSIP Number)

PHILLIP GOLSTEIN BULLDOG INVESTORS, LLC Park 80 West – Plaza Two 250 Pehle Ave., Suite 708 Saddle Brook, NJ 07663 (914) 747-5262	ERIC ROSENFELD C/O CRESCENDO PARTNERS 777 Third Avenue, 37th Floor New York, NY 10017 (212) 319-7676

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON BULLDOG INVESTORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,073,331*
	8	SHARED VOTING POWER 1,855,500
	9	SOLE DISPOSITIVE POWER 2,073,331*
	10	SHARED DISPOSITIVE POWER 1,855,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,928,831*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.62%
14	TYPE OF REPORTING PERSON IA

*Includes 27,912 Shares owned directly by Phillip Goldstein and 716,946 Shares owned by Full Value Partners, L.P.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON FULL VALUE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 716,946
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 716,946
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 716,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.39%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON ANDREW DAKOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,073,331*
	8	SHARED VOTING POWER 1,855,500
	9	SOLE DISPOSITIVE POWER 2,073,331*
	10	SHARED DISPOSITIVE POWER 1,855,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,928,831*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.62%
14	TYPE OF REPORTING PERSON IN

*Includes 27,912 Shares owned directly by Phillip Goldstein and 716,946 Shares owned by Full Value Partners, L.P.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON PHILLIP GOLDSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,073,331*
	8	SHARED VOTING POWER 1,855,500
	9	SOLE DISPOSITIVE POWER 2,073,331*
	10	SHARED DISPOSITIVE POWER 1,855,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,928,831*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.62%
14	TYPE OF REPORTING PERSON IN

*Includes 27,912 Shares owned directly by Phillip Goldstein and 716,946 Shares owned by Full Value Partners, L.P.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON STEVEN SAMUELS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,073,331*
	8	SHARED VOTING POWER 1,855,500
	9	SOLE DISPOSITIVE POWER 2,073,331*
	10	SHARED DISPOSITIVE POWER 1,855,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,928,831*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.62%
14	TYPE OF REPORTING PERSON IN

*Includes 27,912 Shares owned directly by Phillip Goldstein and 716,946 Shares owned by Full Value Partners, L.P.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS II, L.P., SERIES M2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,549,374
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,549,374
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,549,374
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,549,374
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,641
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 43,641
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,641
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 43,641
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CRESCENDO ADVISORS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,593,015
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,593,015
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,593,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON JAMARANT CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,826
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 57,826
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,826
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON JAMARANT INVESTORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,826
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 57,826
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,826
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON JAMARANT ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,826
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 57,826
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,826
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON ERIC ROSENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,621,512*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,621,512*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,512*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

* Includes 28,497 Shares owned directly.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON GREGORY R. MONAHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,000
	8	SHARED VOTING POWER 57,826
	9	SOLE DISPOSITIVE POWER 13,000
	10	SHARED DISPOSITIVE POWER 57,826
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 13,000 Shares owned directly.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON DAVID SGRO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,500
	8	SHARED VOTING POWER 57,826
	9	SOLE DISPOSITIVE POWER 15,500
	10	SHARED DISPOSITIVE POWER 57,826
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,326*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 15,500 Shares owned directly.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON PAUL EVANS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CHARLES GILLMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON JOHN P. SCHAUERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,183
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,183
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 431466101

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Full Value Partners, L.P., a Delaware limited partnership (“Full Value Partners”);

(ii)	Bulldog Investors, LLC, a Delaware limited liability company (“Bulldog”), which serves as the investment adviser of Full Value Partners;

(iii)	Andrew Dakos, who serves as a member of Bulldog and as a nominee for the Board;

(iv)	Phillip Goldstein, who serves as a member of Bulldog;

(v)	Steven Samuels, who serves as a member of Bulldog;

(vi)	Crescendo Partners II, L.P., Series M2, a Delaware limited partnership (“Crescendo Partners II”);

(vii)	Crescendo Investments II, LLC, a Delaware limited liability company (“Crescendo Investments II”), who serves as the general partner of Crescendo Partners II;

(viii)	Crescendo Partners III, L.P., a Delaware limited partnership (“Crescendo Partners III”);

(ix)	Crescendo Investments III, LLC, a Delaware limited liability company (“Crescendo Investments III”), who serves as the general partner of Crescendo Partners III;

(x)	Crescendo Advisors II, LLC, a Delaware limited liability company (“Crescendo Advisors II”), who serves as the investment advisor to Crescendo Partners II and Crescendo Partners III;

(xi)	Jamarant Capital, L.P., a Delaware limited partnership (“Jamarant Capital”);

(xii)	Jamarant Investors, LLC, a Delaware limited liability company (“Jamarant Investors”), who serves as the general partner to Jamarant Capital;

CUSIP NO. 431466101

(xiii)	Jamarant Advisors, LLC, a Delaware limited liability company (“Jamarant Advisors”), who serves as the investment advisor to Jamarant Capital;

(xiv)	Eric Rosenfeld, who serves as the managing member of Crescendo Investments II and Crescendo Advisors II;

(xv)	Gregory R. Monahan, who serves as a managing member of Jamarant Investors and Jamarant Advisors;

(xvi)	David Sgro, who serves as a managing member of Jamarant Investors and Jamarant Advisors and as nominee for the Board;

(xvii)	Paul Evans, as nominee for the Board;

(xviii)	Charles Gillman, as nominee for the Board; and

(xix)	John P. Schauerman, as nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Full Value Partners, Bulldog and Messrs. Dakos, Goldstein and Samuels is Park 80 West – Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663. The address of the principal office of Crescendo Partners II, Crescendo Investments II, Crescendo Advisors II, Crescendo Partners III, Crescendo Investments III, Jamarant Capital, Jamarant Investors, Jamarant Advisors, Mr. Rosenfeld, Mr. Monahan and Mr. Sgro is 777 3rd Avenue, 37th Floor, New York, NY 10017.  The principal business address of Mr. Evans is 633 N. Ironwood Drive, Arlington Heights, IL 60004.  The principal business address of Mr. Gillman is c/o IDW Multifamily Investment Office, 9330 S. Lakewood Ave., Tulsa, OK 74137.  The principal business address of Mr. Schauerman is 6448 E. Gainsborough Road Scottsdale, AZ 85251.

(c)           The principal business of Full Value Partners is investing in securities.  The principal business of Bulldog is as an investment adviser registered with the Securities and Exchange Commission.  Messrs. Dakos, Goldstein and Samuels are members of Bulldog.  The principal business of Crescendo Partners II, Crescendo Partners III and Jamarant Capital is investing in securities.  The principal business of Crescendo Investments II is serving as the general partner of Crescendo Partners II.  The principal business of Crescendo Advisors II is serving as the investment advisor of Crescendo Partners II and Crescendo Partners III.  The principal business of Crescendo Investments III is serving as the general partner of Crescendo Partners III.  The principal business of Jamarant Investors is serving as the general partner of Jamarant Capital.  The principal business of Jamarant Advisors is serving as the investment advisor of Jamarant Capital.  The principal business of Mr. Rosenfeld is serving as the managing member of Crescendo Investments II, Crescendo Investments III and Crescendo Advisors II.  The principal business of Mr. Monahan and Mr. Sgro is serving as managing members of Jamarant Investors and Jamarant Advisors.  The principal business of Mr. Evans is serving at times as chief financial officer of public companies.  The principal business of Mr. Gillman is as the owner and Executive Managing Director of IDWR Multifamily Investment Office. The principal business of Mr. Schauerman is being a director of Harmony Merger Corp. and Wedbush Securities, Inc.

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(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Dakos, Goldstein, Samuels, Rosenfeld, Monahan, Sgro, Evans, Gillman and Schauerman are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares owned by Full Value Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 716,946 Shares owned directly by Full Value Partners is approximately $2,893,881, including brokerage commissions.

The Shares owned by Bulldog have been accumulated on behalf of clients of Bulldog Investors.  The aggregate purchase price of the 3,928,831 shares beneficially owned by Bulldog (including those shares owned by Full Value Partners) is approximately $15,744,555, including brokerage commissions.

The Shares directly owned by Phillip Goldstein were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 27,912 Shares directly owned by Phillip Goldstein is approximately $114,356, including brokerage commissions.

The Shares owned by Crescendo Partners II were acquired through contributions made by Mr. Rosenfeld (and certain affiliates), who acquired the shares with personal funds and working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The Shares owned by Crescendo Partners III and Jamarant Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.   The aggregate purchase price of the 2,549,374 Shares owned directly by Crescendo Partners II is approximately $9,407,447, including brokerage commissions.  The aggregate purchase price of the 43,641 Shares owned directly by Crescendo Partners III is approximately $139,154.  The aggregate purchase price of the 57,826 Shares owned directly by Jamarant Capital is approximately $177,190, including brokerage commissions.

The Shares directly owned by Messrs. Rosenfeld, Monahan and Sgro were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 28,497 Shares (which includes 6,000 shares of restricted stock granted to Mr. Rosenfeld directly by the Issuer) directly owned by Mr. Rosenfeld is approximately $127,955, including brokerage commissions. The aggregate purchase price of the 13,000 Shares directly owned by Mr. Monahan is approximately $41,543, including brokerage commissions.  The aggregate purchase price of the 15,500 Shares directly owned by Mr. Sgro is approximately $52,404, including brokerage commissions.

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The Shares directly owned by John P. Schauerman were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 15,183 Shares directly owned by Mr. Schauerman is approximately $50,129, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 51,559,671 Shares outstanding as of November 11, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 16, 2015.

A.	Full Value Partners, L.P.

(a)	As of the close of business on March 11, 2016, Full Value Partners, L.P. beneficially owned 716,946 Shares.

Percentage: Approximately 1.39%

(b)	1. Sole power to vote or direct vote: 716,946
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 716,946
4. Shared power to dispose or direct the disposition: 0

(c)	Full Value Partners did not enter into any transactions in the Shares since the filing of the Schedule 13D.

B.	Bulldog Investors, LLC

(a)
Bulldog Investors, LLC may be deemed the beneficial owner of 3,928,831 Shares, consisting of the following: (i) 716,946 Shares owned by Full Value Partners, L.P., for which Bulldog Investors, LLC serves as investment adviser, (ii) 27,912 Shares held by Phillip Goldstein, a member of Bulldog Investors, LLC; and (iii) 3,183,973 Shares held by clients of Bulldog Investors, LLC.

Percentage: Approximately 7.62%

(b)	1. Sole power to vote or direct vote: 2,073,331
2. Shared power to vote or direct vote: 1,855,500
3. Sole power to dispose or direct the disposition: 2,073,331
4. Shared power to dispose or direct the disposition: 1,855,500

(c)	Bulldog Investors, LLC on behalf of its clients did not enter into any transactions in the Shares since the filing of the Schedule 13D.

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C.	Andrew Dakos

(a)
As of the close of business on March 11, 2016, Mr. Dakos did not directly own any Shares. As a member of Bulldog Investors, LLC, Mr. Dakos may be deemed the beneficial owner of the 3,928,831 Shares beneficially owned by Bulldog Investors, LLC.

Percentage: Approximately 7.62%

(b)	1. Sole power to vote or direct vote: 2,073,331
2. Shared power to vote or direct vote: 1,855,500
3. Sole power to dispose or direct the disposition: 2,073,331
4. Shared power to dispose or direct the disposition: 1,855,500

(c)	Mr. Dakos did not enter into any transactions in the Share since the filing of the Schedule 13D.

D.	Phillip Goldstein

(a)
As of the close of business on March 11, 2016, Mr. Goldstein directly owned 27,912 Shares. As a member of Bulldog Investors, LLC, Mr. Goldstein may be deemed the beneficial owner of 3,928,831 Shares beneficially owned by Bulldog Investors, LLC (which amount includes the 27,912 Shares held directly by Mr. Goldstein, and the 716,946 Shares held directly by Full Value Partners).

Percentage: Approximately 7.62%

(b)	1. Sole power to vote or direct vote: 2,073,331
2. Shared power to vote or direct vote: 1,855,500
3. Sole power to dispose or direct the disposition: 2,073,331
4. Shared power to dispose or direct the disposition: 1,855,500

(c)	Mr. Goldstein did not enter into any transactions in the Shares since the filing of the Schedule 13D.

E.	Steven Samuels

(a)
As of the close of business on March 11, 2016, Mr. Samuels did not directly own any Shares. As a member of Bulldog Investors, LLC, Mr. Samuels may be deemed the beneficial owner of the 3,928,831 Shares beneficially owned by Bulldog Investors, LLC.

Percentage: Approximately 7.62%

(b)	1. Sole power to vote or direct vote: 2,073,331
2. Shared power to vote or direct vote: 1,855,500
3. Sole power to dispose or direct the disposition: 2,073,331
4. Shared power to dispose or direct the disposition: 1,855,500

(c)	Mr. Samuels did not enter into any transactions in the Share since the filing of the Schedule 13D.

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F.	Crescendo Partners II

(a)	As of the close of business on March 11, 2016, Crescendo Partners II beneficially owned 2,549,374 Shares.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 2,549,374
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,549,374
4. Shared power to dispose or direct the disposition: 0

(c)	Crescendo Partners II has not entered into any transactions in the Shares since the filing of the Schedule 13D.

G.	Crescendo Investments II

(a)	Crescendo Investments II, as the general partner of Crescendo Partners II, may be deemed the beneficial owner of the 2,549,374 Shares owned by Crescendo Partners II.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 2,549,374
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,549,374
4. Shared power to dispose or direct the disposition: 0

(c)	Crescendo Investments II has not entered into any transactions in the Shares since the filing of the Schedule 13D.

H.	Crescendo Partners III

(a)	As of the close of business on March 11, 2016, Crescendo Partners III beneficially owned 43,641 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 43,641
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 43,641
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Crescendo Partners III since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

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I.	Crescendo Investments III

(a)	Crescendo Investments III, as the general partner of Crescendo Partners III, may be deemed the beneficial owner of the 43,641 Shares owned by Crescendo Partners III.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 43,641
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 43,641
4. Shared power to dispose or direct the disposition: 0

(c)
Crescendo Investments III has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Crescendo Partners III since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Crescendo Advisors II

(a)
Crescendo Advisors II, as the investment advisor of Crescendo Partners II and Crescendo Partners III, may be deemed the beneficial owner of (a) the 2,549,374 Shares owned by Crescendo Partners II and (b) the 43,641 Shares owned by Crescendo Partners III.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 2,593,015
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,593,015
4. Shared power to dispose or direct the disposition: 0

(c)
Crescendo Advisors II has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Crescendo Partners III since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

K.	Jamarant Capital

(a)	As of the close of business on March 11, 2016, Jamarant Capital beneficially owned 57,826 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 57,826
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 57,826
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Jamarant Capital since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 431466101

L.	Jamarant Investors

(a)	Jamarant Investors, as the general partner of Jamarant Capital, may be deemed the beneficial owner of the 57,826 Shares owned by Jamarant Capital.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 57,826
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 57,826
4. Shared power to dispose or direct the disposition: 0

(c)
Jamarant Investors has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Jamarant Capital since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

M.	Jamarant Advisors

(a)	Jamarant Advisors, as the investment advisor of Jamarant Capital, may be deemed the beneficial owner of the 57,826 Shares owned by Jamarant Capital.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 57,826
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 57,826
4. Shared power to dispose or direct the disposition: 0

(c)
Jamarant Advisors has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Jamarant Capital since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

N.	Eric Rosenfeld

(a)
As of the close of business on March 11, 2016, Mr. Rosenfeld directly owned 28,497 Shares (including 6,000 shares of restricted stock).  Mr. Rosenfeld, as the managing member of Crescendo Investments II, Crescendo Investments III and Crescendo Advisors II, may be deemed the beneficial owner of (a) the 2,549,374 Shares owned by Crescendo Partners II and (b) the 43,641 Shares owned by Crescendo Partners III.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 2,621,512
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,621,512
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Rosenfeld has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Crescendo Partners III since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

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O.	Gregory Monahan

(a)
As of the close of business on March 11, 2016, Mr. Monahan directly owned 13,000 Shares.  Mr. Monahan, as a managing member of Jamarant Investors and Jamarant Advisors, may be deemed the beneficial owner of the 57,826 Shares owned by Jamarant Capital.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 13,000
2. Shared power to vote or direct vote: 57,826
3. Sole power to dispose or direct the disposition: 13,000
4. Shared power to dispose or direct the disposition: 57,826

(c)
Mr. Monahan has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Jamarant Capital since the filing of the 13D are set forth in Schedule A and are incorporated herein by reference.

P.	David Sgro

(a)
As of the close of business on March 11, 2016, Mr. Sgro directly owned 15,500 Shares.  Mr. Sgro, as a managing member of Jamarant Investors and Jamarant Advisors, may be deemed the beneficial owner of the 57,826 Shares owned by Jamarant Capital.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 15,500
2. Shared power to vote or direct vote: 57,826
3. Sole power to dispose or direct the disposition: 15,500
4. Shared power to dispose or direct the disposition: 57,826

(c)
Mr. Sgro has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Jamarant Capital since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Q.	Paul Evans

(a)	As of the close of business on March 11, 2016, Mr. Evans did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Evans did not enter into any transactions in the Shares since the filing of the Schedule 13D.

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R.	Charles Gillman

(a)	As of the close of business on March 11, 2016, Mr. Gillman did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Gillman did not enter into any transactions in the Shares since the filing of the Schedule 13D.

S.	John P. Schauerman

(a)	As of the close of business on March 11, 2016, Mr. Schauerman beneficially owned 15,183 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 15,183
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,183
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Schauerman did not enter into any transactions in the Shares since the filing of the Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  As of the close of business of March 10, 2016, the aggregate beneficial ownership by the members of the group was 6,636,669 Shares, or approximately 12.9% of the outstanding Shares.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 14, 2016, each of the Crescendo Partners III and Crescendo Investments III entered into a Joinder Agreement (the “Joinder Agreement”) to the Joint Filing and Solicitation Agreement, pursuant to which they agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of the participants of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer.  The Joinder Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Joinder Agreement, dated March 14, 2016.

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2016

FULL VALUE PARTNERS, L.P.

By:	Full Value Advisors, LLC General Partner

By:	/s/ Phillip Goldstein
	Name:	Phillip Goldstein
	Title:	Manager

BULLDOG INVESTORS, LLC

By:	/s/ Phillip Goldstein
	Name:	Phillip Goldstein
	Title:	Member

/s/ Andrew Dakos
ANDREW DAKOS

/s/ Phillip Goldstein
PHILLIP GOLDSTEIN

/s/ Steven Samuels
STEVEN SAMUELS

CRESCENDO PARTNERS II, L.P., SERIES M2

By:	Crescendo Investments II, LLC General Partner

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

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CRESCENDO INVESTMENTS II, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO PARTNERS III, L.P.

By:	Crescendo Investments III, LLC General Partner

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO INVESTMENTS III, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO ADVISORS II, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

JAMARANT CAPITAL, L.P.

By:	Jamarant Investors, LLC General Partner

By:	/s/ Gregory R. Monahan
	Name:	Gregory R. Monahan
	Title:	Managing Member

By:	/s/ David Sgro
	Name:	David Sgro
	Title:	Managing Member

JAMARANT INVESTORS, LLC

By:	/s/ Gregory R. Monahan
	Name:	Gregory R. Monahan
	Title:	Managing Member

By:	/s/ David Sgro
	Name:	David Sgro
	Title:	Managing Member

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JAMARANT ADVISORS, LLC

By:	/s/ Gregory R. Monahan
	Name:	Gregory R. Monahan
	Title:	Managing Member

By:	/s/ David Sgro
	Name:	David Sgro
	Title:	Managing Member

/s/ Eric Rosenfeld
ERIC ROSENFELD, Individually and as attorney-in-fact for Paul Evans, Charles Gillman and John P. Schauerman

/s/ Gregory R. Monahan
GREGORY R. MONAHAN

/s/ David Sgro
DAVID SGRO

CUSIP NO. 431466101

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

CRESCENDO PARTNERS III, L.P.

43,641	3.1886	03/10/2016

JAMARANT CAPITAL, L.P.

615	3.1900	03/10/2016